For further information, contact:	Paul A. Bragg - Chairman and Chief Executive Officer
(281) 404-4700

Vantage Drilling Company Announces the Commencement of Operations for the Titanium Explorer

HOUSTON, TX -- (Marketwire) - 12/7/2012 -- Vantage Drilling Company ("Vantage") (NYSE MKT: VTG) announced today that the ultra-deepwater drillship, Titanium Explorer, commenced operations in the U.S. Gulf of Mexico on the morning of December 7th, 2012. The Titanium Explorer is contracted for eight years.

Vantage, a Cayman Islands exempted company, is an offshore drilling contractor, with an owned fleet of four Baker Marine Pacific Class 375 ultra-premium jackup drilling rigs and two ultra-deepwater drillships, the Platinum Explorer and the Titanium Explorer, as well as an additional ultra-deepwater drillship, the Tungsten Explorer, now under construction. Vantage's primary business is to contract drilling units, related equipment and work crews primarily on a dayrate basis to drill oil and natural gas wells. Vantage also provides construction supervision services for, and will operate and manage, drilling units owned by others. Through its fleet of seven owned and managed drilling units, Vantage is a provider of offshore contract drilling services globally to major, national and large independent oil and natural gas companies.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the company's filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements.